Shineco, Inc.

Room 1001, Building T5, DaZu Square

Daxing District, Beijing

People’s Republic of China

December 12, 2017

Via E-Mail

J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Shineco, Inc. Registration Statement on Form S-3 Filed on November 21, 2017 File No. 333-221711

Dear Mr. McWilliams:

We are in receipt of your comment letter dated December 11, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

Exhibits

1.	We note that you are registering debt securities under the registration statement. Please file the Form of Indenture, referenced in the Exhibit Index as Exhibit 4.1, in a pre-effective amendment to the registration statement. For further guidance, please refer to Trust Indenture Act Compliance and Disclosure Interpretations 201.02 and 201.04.

In response to the Staff’s comments, the Registration Statement has been revised to include the Form of Indenture as Exhibit 4.1.

We hope this response has addressed all of the Staff's concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Ying Li, Esq. of Hunter Taubman Fischer & Li LLC at yli@htflaywers.com.

Shineco, Inc.

By:	/s/ Yuying Zhang
Name:	Yuying Zhang
Title:	Chief Executive Officer